www.linkedin.com/in/
jasonpierceismperfect (LinkedIn)
www.mperfectdesign.com
(Company)

Top Skills

Marketing Communications Planning
Social Media Marketing
Brand Management

Jason Pierce

OWNER & DESIGNER at Mperfect Design
United States

Summary

MPERFECT creates brands, marketing materials, and other good-looking visuals for businesses of all sizes. Boasting a client roster that includes the finest in coffee shops, bakeries, restaurants, bourbon distilleries, record shops, & hotels; MPERFECT is currently based in Kentucky and available wherever you are.

Quick overview of services: Graphic design, Art direction, Project management, Creative campaigns, Print production, Adobe Creative Suite, RISO printing on the side, Record collecting, Collage maker.

Short list of clients, past & present: Please & Thank You, The Galt House Hotel, Kentucky Peerless Distilling Company, The Silver Dollar, Louisville Public Media, KMAC Museum, Good Folks Coffee, Rainbow Blossom, Kentuckians for the Arts, Leonard Brush & Chemical, Blossom Bar, Louisville Music Awards, The Frazier Museum, Climb Nulu, Hell or High Water, Sterling Thompson Company, the Speed Art Museum, Bejeezus Magazine, 732 Social, Hosparus Health, El Camino, The City of Louisville, Kentucky School of Art, NULU Fest, pLopLop, Notta Lotta Hits, Style Blueprint, SonaBlast! Records, Derby City Crossfit, Dreamland Theater, Parker & Klein Realtors, River Road BBQ, Bock Beer Fest, Bittersweet Antiques, Village Anchor, Louisville Magazine, Litter is Lame, Elder Serve, Hawthorne Beverage Group, WHY Louisville, St. Francis School, Louisville Independent Business Alliance (LIBA), & plenty of others.

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Experience

Mperfect Design
OWNER & DESIGNER
2003 - Present (21 years)
Louisville, KY

VERY WELL VERSED IN:

Designing and implementing brand systems

Building creative campaigns, from concept to finished piece

Managing print production process

Adobe Creative Suite, specifically InDesign, Illustrator, Photoshop

WITH A HISTORY OF:

Working creatively in print, digital, & environmental

Collaborating with various clients — from mom & pop shops to corporate businesses

Working independently or within a larger team of creatives

Project management & coordination

WEARING ALL THE HATS:

Owner, director, manager, copywriter, designer, pancake maker

Please & Thank You
Chief Brand Officer
October 2010 - Present (14 years)
Louisville, Kentucky, United States

This chocolate chip cookie bakery & coffee shop boats four retail cafe locations, a production bakery, airstream mobile units, & a line of consumer packaged goods.

Kentucky Duchess
DESIGNER
November 2020 - Present (3 years 11 months)
Louisville, Kentucky, United States

Brand management, design, and layout coordinator for this directory of women-owned businesses in the food & beverage industry in the Commonwealth of Kentucky.

Mr. Friendly Records
OWNER & BUYER
January 2014 - December 2015 (2 years)
Louisville, KY

Owner, buyer, and marketing manager at this record spot in Louisville, KY.

LUNA music
MANAGER & BUYER
September 1995 - May 2006 (10 years 9 months)

Manager, marketing, buyer, et cetera at this independent record store in Indianapolis, IN.

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Education

School of Trial & Error
Master's degree, graphic design, branding, layout, marketing, etc and so forth · (May 2005 - 2025)